SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  24 August, 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)
Rule 9 Waiver Approval and Notice of Extraordinary General Court

24 August 2011

On 27 July 2011, the Bank announced the proposed investments of, in aggregate up to €1.123 billion in Ordinary Stock in the Bank by Fairfax, WL Ross, CRMC, Fidelity Investments and Kennedy Wilson (the "Investors"), by way of purchases by the Investors from the NPRFC of units of Ordinary Stock of the Bank.

The Bank hereby announces that a circular containing a notice of a general meeting is being posted to stockholders today.  The meeting is to seek approval for a waiver of the obligation under Rule 9 of the Irish Takeover Rules, in connection with the Investors (together with related parties) increasing their aggregate holding of Ordinary Stock of the Bank up to 34.96 per cent.

Under Rule 9 of the Rules, any persons acting in concert who acquire 30 per cent. or more of the voting rights in a corporation that is subject to the Rules, such as the Bank, are obliged to make a mandatory offer to the remaining Ordinary Stockholders to acquire the balance of the issued Ordinary Stock.

The Panel has determined that the Investors are acting in concert and it has agreed to waive the requirement to make a mandatory offer under Rule 9 subject to a number of conditions, including the passing of a Whitewash Resolution on a poll by a majority of the Independent Stockholders.

The general meeting will be held at 9.00 a.m. on Friday 9 September 2011 at O'Reilly Hall, UCD, Belfield, Dublin 4, Ireland.

Copies of the Circular are available at the registered office of the Bank at 40 Mespil Road, Dublin 4, Ireland and at Bow Bell House, 1, Bread Street, London EC4M 9BE, England and on the Bank of Ireland website at www.bankofireland.com/egc2011

All words and phrases defined in the Circular shall have the same meaning when used in this announcement.

Ends

For further information please contact:

Bank of Ireland
John O'Donovan Andrew Keating	Group Chief Financial Officer Director of Group Finance	+353 (0)76 623 4703 +353 (0)1 637 8141
Tony Joyce	Head of Group Investor Relations	+353 (0)76 623 4729
Dan Loughrey	Head of Group Communications	+353 (0)76 623 4770
IBI Corporate Finance
Tom Godfrey		+353 (0)1 637 7800
Mark Spain		+353 (0)1 637 7800

Credit Suisse
Chris Williams		+44 (0) 20 7888 8888
Lewis Burnett		+44 (0) 20 7888 8888
Paul Hemings		+44 (0) 20 7888 8888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  24 August, 2011